January 7, 2002

National Circuit
La Belle, Florida

ADDENDUM TO SETTLEMENT AGREEMENT

Alico, Inc., (ALCO), a La Belle, Florida agribusiness company, announced today that it has received a copy of the schedule 13D/A filed by Ben Hill Griffin III (BHG III), Ben Hill Griffin, Inc., and Ben Hill Griffin Investment, Inc. (BHG Investments), with the Securities and Exchange Commission. Item 6 of that filing states as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

An addendum to the Settlement Agreement, entitled Addendum to Settlement Agreement and Plan of Corporate Reorganization of B.H.G, Inc. and Ben Hill Griffin, Inc., dated as of December 27, 2001 (the "ADDENDUM"), has been entered into and executed by each of B.H.G., Inc., a Florida corporation controlled by BHG III and comprising the first tier parent of BHGI and the second tier parent of BHG Investments ("B.H.G."); BHGI; BHG Investments; BHG III, individually and as trustee of the Trust; and the Four Sisters Protectorate, a group of individuals contractually acting on behalf of those shareholders of B.H.G., inclusive of the Harris Family, who are parties to a Shareholder and Voting Agreement, dated August 22, 1998, as amended (collectively the "PROTECTORATE SHAREHOLDERS"). Under the Addendum's principal terms, prior to or at a closing expected to be consummated shortly following receipt by the parties to the Addendum of favorable private rulings to be sought from the Internal Revenue Service and the fulfillment or other satisfaction of related conditions precedent (the "CLOSING"), the following actions are to be undertaken:

(i) BHGI shall form and activate two separate limited liability companies, Alico Holding LLC ("ALICO HOLDING") and Blue Head Ranch LLC ("BLUE HEAD"), the membership interests of each of which shall be owned solely by BHGI until consummation of the closing.

(ii) BHG Investments shall be merged into Alico Holding so as to cause the Alico Shares, currently owned by BHG Investments, to be reregistered in the name of and to be owned by Alico Holding.

(iii) All assets associated with the Blue Head Ranch, the Eason Tract and the Tri-County Grove* which are currently owned by BHGI shall be conveyed or otherwise assigned by BHGI to Blue Head. Upon consummation of the Closing those assets shall be encumbered by a mortgage lien, running in favor of a lender acceptable to BHGI and the Four Sisters Protectorate, in a principal sum likely to approximate $10,250,000.

(iv) BHGI shall separately form and activate a new Florida corporation, to be named the "Four Sisters Family Corporation"
("FSFC"), and cause the same to be authorized to issue two classes of common stock, to be designated as Class A non-voting and Class B voting shares.

(v) The Trust shall file with an appropriate Florida state court a Petition for Reformation of Trust and Appointment of Trustee seeking an order authorizing the creation of 19 separate sub-trusts, one of which shall be established for the benefit of each beneficiary of the Trust (each a "SUB-TRUST" and collectively the "SUB-TRUSTS"), directing the division of the Trust's assets among such sub-trusts in a manner so as to cause each beneficiary to obtain a beneficial interest therein proportionate to his or her beneficial interest in the Trust, and ratifying BHG III's continued service as trustee of each such sub-trust pending consummation of the Closing.

(vi) BHGI shall contribute all of its membership interests in each of Alico Holding and Blue Head to FSFC in exchange for the issuance by FSFC of shares of each of its two authorized classes of common stock.

(vii) BHGI shall distribute to B.H.G., by way of a federal income tax free corporate spin-off as approved by the Internal Revenue Service, 99.7% of each class of its shares of FSFC capital stock, and to certain other minority shareholders of B.H.G. the remaining
 .3%.

(viii) BHG III, as trustee of each of the four Sub-Trusts established for the benefit of one of BHG III's sisters, Harriett
G. Harris, Sarah Jane Alexander, Lucy Anne G. Collier and Francie
G. Milligan, and their respective lineal descendants (such sisters and their lineal descendants being hereinafter sometimes referred to collectively as the "FOUR SISTERS" and the Sub-Trusts established for their benefit as the "FOUR SISTERS' SUB-TRUSTS"), shall cause each such Sub-Trust to assign to B.H.G., for cancellation, all of the shares of Class B voting capital stock theretofore issued by B.H.G. to the benefit of such Sub-Trust, and the Protectorate Shareholders shall assign to B.H.G., also for cancellation, all of their separate holdings of that corporation's Class A non-voting and Class B voting capital stock. Concurrently with that action, B.H.G. shall distribute to each of the Four Sisters Sub-Trusts and to each of the Protectorate Shareholders the same number of the FSFC shares of Class A and Class B capital stock as it shall receive from each in the form of B.H.G. Class A and Class B capital stock.

(ix) Immediately following the completion of each of the forgoing actions, BHG III shall resign and be replaced as trustee of each of the Four Sisters' Sub-Trusts.

A separate agreement, entitled the "Alico Separation Agreement" and also being dated December 27, 2001, has been entered into and executed by the parties to the Addendum, principally to segregate into a separate instrument the Addendum terms and conditions applicable to the Alico Shares currently owned by BHG Investments and to clarify the manner in which the Alico Shares (and the voting power that the Class B variety control) are to be managed during the period preceding the Closing. Once completed, the actions contemplated by the Addendum will result in the Four Sisters' Sub-Trusts and the Protectorate Shareholders, as the sole registered owners of all outstanding shares of capital stock issued by FSFC, itself the single member of each of Alico Holding and Blue Head, being the sole beneficial owners of (a) the Alico Shares currently owned by BHG Investments, and (b) the Blue Head Ranch, the Eason Tract and the Tri-County Grove; in the elimination of the B.H.G. ownership interest currently held by the Trust for the benefit of the Four Sisters and the Protectorate Shareholders and to be held, if the Sub-Trusts are established prior to the Closing, for the benefit of the Four Sisters' Sub-Trusts and the Protectorate Shareholders; and in the fiduciary control of each of the Four Sisters' Sub-Trusts being shifted, by resignation and replacement, from BHG III to successor trustees.

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*The Blue Head Ranch consists of approximately 62,000 acres of contiguous land located in Highlands County, Florida, largely used to support a cattle business; the Eason Tract consists of approximately 1,286 acres located in DeSoto County, Florida, being developed for citrus production; and the Tri-County Grove consists of approximately 2,240 acres of land located in Highlands County, Florida, of which approximately 1,019 acres are improved by planted citrus groves; in each case as well as various improvements and associated assets.

For further information contact:    W. Bernard Lester
                                    La Belle, Florida
                                    (863) 675-2966